UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BioDrain Medical, Inc.

 (Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

09071P109

 (CUSIP Number)

SOK Partners LLC

122 Willow Street

Brooklyn, New York 11217

Attn: Dr. Samuel Herschkowitz

(718) 624-6277

with copies to:

Goodwin Procter llp

620 Eighth Avenue

New York, New York 10018

Attn: Jeffrey A. Legault, Esq.

(212) 813-8800

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON: SAMUEL HERSCHKOWITZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,997,641
	8	SHARED VOTING POWER 5,917,800
	9	SOLE DISPOSITIVE POWER 3,997,641
	10	SHARED DISPOSITIVE POWER 5,917,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,215,441
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.7%[1]
14	TYPE OF REPORTING PERSON IN

1 Calculated based upon 35,606,046 shares of the Issuer’s common stock outstanding, which include (i) 30,427,328 shares of common stock outstanding as of November 1, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2011; (ii) 300,000 shares of common stock issued to Mr. Kornberg on or about March 9, 2012, as reported on the Form 3/A filed with the SEC on March 26, 2012; (iii) 4,615,385 shares of common stock issued to SOK Partners LLC in April 2012, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on April 3, 2012, and (iv) 263,333 Shares issued to Dr. Herschkowitz on or about April 13, 2012.

1	NAME OF REPORTING PERSON: JOSHUA KORNBERG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 300,000
	8	SHARED VOTING POWER 5,917,800
	9	SOLE DISPOSITIVE POWER 300,000
	10	SHARED DISPOSITIVE POWER 5,917,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,215,441
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.7%[1]
14	TYPE OF REPORTING PERSON IN

1 See Footnote 1.

1	NAME OF REPORTING PERSON: SOK PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW JERSEY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,917,800
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,917,800
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,215,441
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.7%[1]
14	TYPE OF REPORTING PERSON OO

1 See Footnote 1.

1	NAME OF REPORTING PERSON: ATLANTIC PARTNERS ALLIANCE LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,917,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,917,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,215,441
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.7%[1]
14	TYPE OF REPORTING PERSON OO

1 See Footnote 1.

This Amendment No. 1 is filed by Samuel Herschkowitz, Joshua Kornberg, SOK Partners, LLC and Atlantic Partners Alliance LLC (collectively, the “Reporting Persons”), and amends and supplements the statement on Schedule 13D (the “Statement”) originally filed with the Securities and Exchange Commission on April 6, 2012 by the Reporting Persons, with respect to the common stock, par value $0.01 per share (the “Shares”), of BioDrain Medical, Inc., a Minnesota corporation (the “Issuer”). From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended and supplemented hereby.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Statement, and unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement.

The Reporting Persons previously entered into the Joint Filing Agreement, a copy of which was filed as Exhibit 99.1 to the Statement, and which is incorporated herein by reference thereto.

Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a “group” as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Act

Item 1.     Security and Issuer.

Response unchanged.

Item 2.     Identity and Background.

Response unchanged.

Item 3.     Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

Pursuant to the First Note Purchase Agreement, the Issuer agreed to issue an equity bonus to Dr. Herschkowitz in an amount based upon the outstanding principal amount under the First Note. Prior to being amended and restated, the First Note was issued in the original principal amount of $225,000. Upon amending and restating the First Note, the original principal amount thereunder was increased to $240,000. While the initial equity bonus due to Dr. Herschkowitz has not yet been issued, 100,000 Shares were issued to Dr. Herschkowitz on April 13, 2012, as an equity bonus issued pursuant to the First Note Purchase Agreement for the $15,000 increase in the outstanding principal amount under the First Note.

163,333 Shares were issued to Dr. Herschkowitz on April 13, 2012 as compensation for the attendance of Mr. Kornberg, as Dr. Herschkowitz’s designee, at several meetings of the Board.

Item 4.     Purpose of Transaction.

Response unchanged.

Item 5.     Interest in Securities of the Issuer.

Items 5(a) and 5(b) are hereby amended and replaced in their entirety as follows:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 10,215,441 Shares (including Shares issuable upon the conversion of the amounts outstanding under the First Note and the Grid Note), representing approximately 28.7% of the outstanding Shares (calculated based upon a total of 35,606,046 Shares outstanding that include (i) 30,427,328 Shares outstanding as of November 1, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2011, (ii) 300,000 Shares issued to Mr. Kornberg on or about March 9, 2012, as reported on the Form 3/A filed with the SEC on March 26, 2012, (iii) 4,615,385 Shares issued to SOK Partners LLC in April 2012, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on April 3, 2012, and (iv) 263,333 Shares issued to Dr. Herschkowitz on or about April 13, 2012.

(b)

Dr. Herschkowitz is the record holder of 305,333 Shares and the beneficial owner of the 3,692,308 Shares issuable upon the conversion of the outstanding principal of the First Note (as described in Item 3), and has sole voting power and sole dispositive power with respect to all of those Shares. Dr. Herschkowitz, by virtue of his relationship with SOK Partners, Atlantic Partners and Mr. Kornberg as described in Item 2, may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”)) the 5,917,800 Shares which SOK Partners directly beneficially owns and the 300,000 Shares which Joshua Kornberg directly beneficially owns. Because he is one of the two members of Atlantic Partners, Dr. Herschkowitz may be deemed to have shared voting power and shared dispositive power with Mr. Kornberg with respect to the 5,917,800 Shares which SOK Partners directly beneficially owns.

Mr. Kornberg is the record holder of 300,000 Shares and has sole voting power and sole dispositive power with respect to all of those Shares. Mr. Kornberg, by virtue of his relationship to SOK Partners, Atlantic Partners and Dr. Herschkowitz as described in Item 2, may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) the 5,917,800 Shares which SOK Partners directly beneficially owns and the 3,997,641 Shares which Dr. Herschkowitz directly beneficially owns. Because he is one of the two members of Atlantic Partners, Mr. Kornberg may be deemed to have shared voting power and shared dispositive power with Dr. Herschkowitz with respect to the 5,917,800 Shares which SOK Partners directly beneficially owns.

SOK Partners is the record holder of 4,615,385 Shares and the beneficial owner of 1,302,415 Shares issuable upon the conversion of the outstanding principal amount under the Grid Note (as described in Item 3), and has sole voting power and sole dispositive power with respect to all of those Shares. SOK Partners, by virtue of its relationship to Dr. Herschkowitz and Mr. Kornberg as described in Item 2, may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) the 3,997,641 Shares which Dr. Herschkowitz directly beneficially owns and the 300,000 Shares which Mr. Kornberg directly beneficially owns.

Atlantic Partners is not the record holder of any Shares. By virtue of its being the sole member of SOK Partners, Atlantic Partners may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) the 5,917,800 Shares which SOK Partners directly beneficially owns. Because Dr. Herschkowitz and Dr. Kornberg are the two members of Atlantic Partners, Atlantic Partners may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) the 3,997,641 Shares which Dr. Herschkowitz directly beneficially owns and the 300,000 Shares which Mr. Kornberg directly beneficially owns.

As of the date hereof, none of the Reporting Persons own any Shares other than the Shares described in this Statement.

Item 5(c) is hereby amended and supplemented with the following:

On or about April 13, 2012, Dr. Herschkowitz was issued 263,333 Shares pursuant to the First Note Purchase Agreement as described in Item 3 to this Statement. The Shares were issued at a value of $0.15 per share.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Response unchanged.

Item 7.      Material to be Filed as Exhibits.

Response unchanged.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: April 17, 2012

SAMUEL HERSCHKOWITZ

/s/ Samuel Herschkowitz
Samuel Herschkowitz

JOSHUA KORNBERG

/s/ Joshua Kornberg
Joshua Kornberg

SOK PARTNERS LLC

By: Atlantic Partners Alliance LLC, its sole member

By:	/s/ Samuel Herschkowitz
Name: Samuel Herschkowitz
Title: President

ATLANTIC PARTNERS ALLIANCE LLC

By:	/s/ Samuel Herschkowitz
Name: Samuel Herschkowitz
Title: President